December 23, 2025

Abigail M. Wendel
Chief Executive Officer
Landmark Bancorp, Inc.
701 Poyntz Avenue
Manhattan, KS 66502

       Re: Landmark Bancorp, Inc.
           Registration Statement on Form S-3
           Filed December 22, 2025
           File No. 333-292367
Dear Abigail M. Wendel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Rob Fleetwood, Esq.